December 5, 2024

Rhoniel Daguro
Chief Executive Officer
authID Inc.
1580 N. Logan St., Unit 51767
Denver, Colorado 80203

       Re: authID Inc.
           Registration Statement on Form S-3
           Filed December 4, 2024
           File No. 333-283580
Dear Rhoniel Daguro:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Stephen Fleming